Exhibit (a)(1)(E)

FORM OF EMAIL COMMUNICATION TO CERTAIN OFFICERS OF ORBITZ WORLDWIDE, INC. DATED MAY 3, 2010

To:	Certain Officers of Orbitz Worldwide, Inc.
From:	Paul Wolfe, GVP-Human Resources
Date:	May 3, 2010
Subject:	Stock Option Exchange Program

Today, we commenced an offer to exchange stock options to purchase our stock which have an exercise price of $15.00 per share. The exchange offer will expire at midnight, U.S. Central Daylight Time, on May 28, 2010. As described in further detail in the documents we filed with the SEC, we are offering our current employees the opportunity to exchange these stock options for a lesser number of new stock options having an exercise price equal to the fair market value of our stock at the completion of the exchange offer. In connection with this offer, the following documents are being sent to eligible employees who hold these stock options: the Offer to Exchange, an Election Form, a Notice of Withdrawal, the form of Stock Option Award Agreement that would apply to their grant of new stock options and the Orbitz Worldwide, Inc. 2007 Equity and Incentive Plan, as amended and restated. A copy of the Offer to Exchange and the Election Form are attached to this email for your reference.

We are asking that you please encourage eligible employees to read the materials distributed to them carefully and remind them that their opportunity to exchange their stock options will expire at midnight, U.S. Central Daylight Time, on May 28, 2010. We will be unable to make any exceptions to this expiration date.

It is important that you not advise any employees about whether they should participate in the exchange offer — this includes interpreting any program communication or document. Likewise, you should be careful not to encourage or discourage anyone from participating in the exchange offer.

If you or anyone else has a question about the stock option exchange program, please ask them to contact me at (312) 894-4850 or a member of the legal department.

Thank you,
Paul Wolfe
GVP, Human Resources